UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NRC Group Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

629375 106

(CUSIP number)

Jennifer M. Pulick

General Counsel

Cyrus Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(212) 380-5800

(Name, address and telephone number of person authorized to receive notices and communications)

July 2, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS SBTS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,728,415 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,728,415 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,728,415 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)

Includes 4,240,000 shares of common stock of NRC Group Holdings Corp. (the “Issuer”) issuable upon the conversion of 530,000 shares of the Issuer’s 7% Series A Convertible Cumulative Preferred Stock (“Series A Preferred Stock”) and 25,000 shares of common stock of the Issuer issuable upon the exercise of stock options (the “Options”) granted to John Rapaport, a member of the Issuer’s Board of Directors (the “Board”), who serves on the Board as a representative of SBTS, LLC (“SBTS”) and its affiliates and holds the Options for the benefit of SBTS.

(2)

Based on 38,050,385 shares of common stock of the Issuer outstanding as of June 21, 2019, as disclosed in the Agreement and Plan of Merger, dated as of June 23, 2019, by and among US Ecology, Inc., US Ecology Parent, Inc., Rooster Merger Sub, Inc., ECOL Merger Sub, Inc., and the Issuer (the “Merger Agreement”), filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 24, 2019.

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,728,415 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,728,415 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,728,415 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1)(2)
14.	TYPE OF REPORTING PERSON* PN

(1)

Includes 4,240,000 shares of common stock of the Issuer issuable upon the conversion of 530,000 shares of the Issuer’s Series A Preferred Stock and 25,000 shares of common stock of the Issuer issuable upon the exercise of the Options granted to John Rapaport, a member of the Board, who serves on the Board as a representative of SBTS and its affiliates and holds the Options for the benefit of SBTS.

(2)

Based on 38,050,385 shares of common stock of the Issuer outstanding as of June 21, 2019, as disclosed in the Merger Agreement, filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on June 24, 2019.

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,728,415 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,728,415 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,728,415 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)

Includes 4,240,000 shares of common stock of the Issuer issuable upon the conversion of 530,000 shares of the Issuer’s Series A Preferred Stock and 25,000 shares of common stock of the Issuer issuable upon the exercise of the Options granted to John Rapaport, a member of the Board, who serves on the Board as a representative of SBTS and its affiliates and holds the Options for the benefit of SBTS.

(2)

Based on 38,050,385 shares of common stock of the Issuer outstanding as of June 21, 2019, as disclosed in the Merger Agreement, filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on June 24, 2019.

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,728,415 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,728,415 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,728,415 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1)(2)
14.	TYPE OF REPORTING PERSON* IN

(1)

Includes 4,240,000 shares of common stock of the Issuer issuable upon the conversion of 530,000 shares of the Issuer’s Series A Preferred Stock and 25,000 shares of common stock of the Issuer issuable upon the exercise of the Options granted to John Rapaport, a member of the Board, who serves on the Board as a representative of SBTS and its affiliates and holds the Options for the benefit of SBTS.

(2)

Based on 38,050,385 shares of common stock of the Issuer outstanding as of June 21, 2019, as disclosed in the Merger Agreement, filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on June 24, 2019.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by SBTS, LLC (“SBTS”), Cyrus Capital Partners, L.P. (“Cyrus Capital Partners”), Cyrus Capital Partners GP, L.L.C. (“Cyrus Capital GP”), and Stephen C. Freidheim (collectively, the “Reporting Persons”) on October 26, 2018. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 1. Security and Issuer.

Item 1 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share of NRC Group Holdings Corp. (“Common Stock”). The address of the principal executive offices of NRC Group Holdings Corp. (the “Issuer”) is 952 Echo Lane, Suite 460, Houston, Texas 77024.

ITEM 4. Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On July 2, 2019, counsel for SBTS submitted a letter (the “Letter”) on behalf of SBTS and Zazove Associates, LLC (“Zazove”) to counsel for the Issuer stating that the Involuntary Conversion (as defined below) of shares of the Issuer’s 7% Series A Convertible Cumulative Preferred Stock (“Series A Preferred Stock”) pursuant to the transaction (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of June 23, 2019, by and among US Ecology, Inc., US Ecology Parent, Inc., Rooster Merger Sub, Inc., ECOL Merger Sub, Inc., and the Issuer (the “Merger Agreement”) violates Delaware law and breaches the plain language of multiple provisions of the Certificate of Designations, Preferences, Rights and Limitations of 7.00% Series A Convertible Cumulative Preferred Stock of NRC Group Holdings Corp., dated as of October 17, 2018. The Letter states that SBTS holds a majority of the outstanding shares of Series A Preferred Stock and Zazove has discretionary authority with regard to a significant number of shares of Series A Preferred Stock. Under the Merger Agreement, upon consummation of the Merger, each share of Series A Preferred Stock will convert automatically into, and become exchangeable for, a certain number of shares of common stock issued by U.S. Ecology Parent, Inc., pursuant to a predetermined formula described in the Merger Agreement (the “Involuntary Conversion”).

The Letter states that SBTS, Zazove and other holders of the Series A Preferred Stock negotiated specifically for many of the protections that the Issuer now proposes to breach with the Involuntary Conversion. The Letter urges the Issuer to reconsider requiring the Involuntary Conversion as an element of the proposed Merger as it would severely (and potentially irreparably) harm holders of the Series A Preferred Stock. The Letter concludes by noting that the holders of shares of Series A Preferred Stock continue to reserve all rights and remedies regarding their rights as holders of Series A Preferred Stock.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 38,050,385 shares of Common Stock of the Issuer outstanding as of June 21, 2019, as disclosed in the Merger Agreement, filed as Exhibit 2.1 to the the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 24, 2019.

(c) There have been no transactions by the Reporting Persons in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Letter to Alain A. Dermarkar of Jones Day, dated July 2, 2019, on behalf of SBTS, LLC and Zazove Associates, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2019

SBTS, LLC

By:	Cyrus Capital Partners, L.P. its Manager
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM